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                             July 11, 2022

       Anthony Cerasoli
       President
       First National Funding LLC
       1620 Dodge Street
       Stop Code 3271
       Omaha, Nebraska 68197

                                                        Re: First National
Master Note Trust
                                                            First National
Funding LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed June 17, 2022
                                                            File Nos.
333-265694 and 333-265694-01

       Dear Mr. Cerasoli:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-3

       Form of Prospectus
       Risk Factors, page 19

   1. We note your risk factor discussion is greater than 15 pages. Please revise to provide a section with a series
of concise, bulleted or numbered statements that is no more than two pages summarizing the
principal factors that make an investment in the registrant or offering speculative or
risky. See Item 105(b) of Regulation S-K.
 Anthony Cerasoli
FirstName  LastNameAnthony
First National Funding LLC Cerasoli
Comapany
July        NameFirst National Funding LLC
     11, 2022
July 11,
Page  2 2022 Page 2
FirstName LastName
Annex I - Receivables Performance
Review of Pool Asset Disclosure, page A-I-11

2. We note your statement under the heading "Review of Qualitative Disclosure" that the
         Rule 193 Information relates to "all of the receivables in the trust portfolio, not a sample."
         We also note your disclosure under the heading "Underwriting Process" that the depositor relies on the Control Group to confirm that accounts comply with the underwriting criteria described in the prospectus and that the Control Group "performs independent reviews and testing upon a portion of the loans originated by the bank for compliance with the related underwriting criteria." Please revise your disclosure as necessary to clarify whether, for purposes of the review of pool assets required by Securities Act Rule 193, the depositor reviewed all receivables in the trust portfolio, or relied on the Control Group's periodic review of a portion of the loans originated by the bank, in concluding that the
         Rule 193 Information is accurate in all material respects. See Securities Act Rule 193 and
         Item 1111(a)(7) (including the accompanying instruction) of Regulation AB.
3. Your disclosure describing the review of pool assets for purposes of Securities Act Rule
         193 appears to refer only to credit card accounts originated by the bank. We note, however, your disclosure on page 64 under the heading "The Bank's Credit Card
         Activities - Primary Marketing Segments" that the bank may purchase existing accounts from an agent bank or co-brand partner and that such accounts will not be requalified at the time of purchase. Please revise your Rule 193 review disclosure as necessary to include a description of the review conducted for any assets not originated by the bank or subject to the bank's underwriting criteria as currently described. See Item 1111(a)(7) and
         Item 1111(a)(8) of Regulation AB.
4. We note your disclosure that, with respect to account additions, the bank uses an automated system to identify accounts that satisfy eligibility criteria and then randomly selects accounts to be included in the account addition. Please revise your disclosure to include a description of the Rule 193 review for assets that may be added to the pool and the corresponding disclosure required by Item 1111(a)(7) and Item 1111(a)(8) of
         Regulation AB.
Exhibit 4.3 - Form of Indenture Supplement, page 12

5. Please review all cross-references in your transaction documents to confirm accuracy and revise as necessary. As examples only, in the Indenture Supplement filed as Exhibit 4.3, the term "Requesting Party" is defined on page 12 as having the "meaning assigned to such term in Section 4.21(a)(i) or Section 4.21(a)(ii) of this Indenture Supplement."
         However, we were unable to locate the defined term in Section 4.21(a). We also note that paragraph (a) under Section 4.21 (Investor Communication) includes a reference to
         Section 4.22(b), which we are likewise unable to locate. Further, we note that Section
         5.07 of the Second Amended and Restated Master Indenture filed as
Exhibit 4.1 refers to
         proceedings in Section 4.21 of the applicable Indenture Supplement, but Section 4.21 of
 Anthony Cerasoli
First National Funding LLC
July 11, 2022
Page 3
         the Indenture Supplement describes the Investor Communication provisions, rather than legal proceedings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kayla Roberts at 202-551-3490 or Arthur Sandel at 202-551-3262 with any other questions.



FirstName LastNameAnthony Cerasoli                          Sincerely,
Comapany NameFirst National Funding LLC
                                                            Division of
Corporation Finance
July 11, 2022 Page 3                                        Office of
Structured Finance
FirstName LastName